

02004931

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAGLE ONE INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 SOUTH IOWA STREET
(No. and Street)

WASHINGTON, IOWA 52353
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN SVOBODA (319) 653-9001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name — *if individual, state last, first, middle name*)

406 MAIN AVE, STE 3000 FARGO ND 58103
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~STEVEN SVOBODA~~ DAVE PAULSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE ONE INVESTMENTS LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TERESA HETTINGER
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires NOV. 11, 2005

Dave Paulson
Signature

TREAS.
Title

Teresa Hettinger
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

EAGLE ONE INVESTMENTS, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

EAGLE ONE INVESTMENTS, LLC

Table of Contents


EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Members
Eagle One Investments, LLC
Washington, Iowa

We have audited the accompanying statements of financial condition of **Eagle One Investments, LLC** as of December 31, 2001 and 2000, and the related statements of operations, members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Eagle One Investments, LLC** at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
January 22, 2002

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 223,026	$ 222,287
Receivables	185,328	238,359
Prepaid expenses	8,187	14,834
Other	4,444	4,929
Total current assets	420,985	480,409
EQUIPMENT, at cost		
Leasehold improvements	9,106	9,106
Computer and office equipment	60,294	42,353
Software	4,098	4,098
	73,498	55,557
Accumulated depreciation/amortization	(37,061)	(22,720)
	36,437	32,837
	$ 457,422	$ 513,246
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - vendor	$ 10,071	$ 4,665
Accrued commissions and rents	229,843	257,780
Accrued payroll taxes	4,462	5,311
Total current liabilities	244,376	267,756
MEMBERS' EQUITY	213,046	245,490
	$ 457,422	$ 513,246

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATIONS		
REVENUE		
Commissions	$ 3,665,425	$ 3,443,857
Interest	42,861	37,729
Miscellaneous	14,978	12,582
	3,723,264	3,494,168
EXPENSES		
Commissions and rents	3,002,901	2,793,122
Officer compensation	181,368	141,296
Office salaries	172,841	139,178
Vendor charges and fees	147,412	142,235
Telephone and internet service	33,512	32,635
Computer equipment rental	33,316	27,209
Travel	25,027	25,752
Office supplies	18,633	13,023
Postage	15,284	8,611
Licensing and filing	15,164	16,943
Depreciation and amortization	14,341	11,809
Employee benefits	14,243	11,607
Office rent and utilities	13,546	15,663
Payroll taxes	13,487	12,972
Professional services	12,260	13,695
Dues, fees and subscriptions	11,401	8,536
Software rental	9,243	10,846
State taxes	8,947	-
Advertising	5,519	8,440
Meals and entertainment	4,361	3,127
Conventions and meetings	3,189	6,401
Maintenance	3,075	3,251
Insurance	2,732	4,038
Computer supplies and maintenance	2,327	2,257
Miscellaneous	9,595	3,416
	3,773,724	3,456,062
NET INCOME (LOSS)	$ (50,460)	$ 38,106
MEMBERS' EQUITY		
MEMBERS' EQUITY, BEGINNING OF YEAR	$ 245,490	$ 169,634
Contributions	30,000	37,750
Distributions	(11,984)	-
Net income (loss)	(50,460)	38,106
MEMBERS' EQUITY, END OF YEAR	$ 213,046	$ 245,490

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES		
Net income (loss)	$ (50,460)	$ 38,106
Charges and credits to net income (loss) not affecting cash		
Depreciation and amortization	14,341	11,809
Changes in assets and liabilities		
Receivables	53,031	(61,078)
Prepaid expenses	6,647	107
Accounts payable - vendor	49	(2,578)
Accrued commissions and rents	(27,937)	79,863
Accrued payroll taxes	(849)	(225)
Other	485	(4,056)
NET CASH FROM (USED FOR) OPERATING ACTIVITIES	(4,693)	61,948
INVESTING ACTIVITY		
Purchase of equipment	(12,584)	(10,165)
FINANCING ACTIVITIES		
Member contributions	30,000	37,750
Distributions	(11,984)	-
NET CASH FROM FINANCING ACTIVITIES	18,016	37,750
NET CHANGE IN CASH AND CASH EQUIVALENTS	739	89,533
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	222,287	132,754
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 223,026	$ 222,287

	2001
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES	
Equipment additions included in accounts payable	$ 5,357

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Eagle One Investments, LLC (Company) was formed March 30, 1998 as an Iowa company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company has offices in North Dakota, Iowa and Illinois, and has sales representatives in California, Colorado, Illinois, Iowa, Minnesota, North Dakota, Oklahoma and Wisconsin. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Costs for advertising are expensed as incurred. Advertising costs totaled $5,519 and $8,440 in 2001 and 2000, respectively.

Concentration of Credit Risk

The Company's cash balance is maintained in various bank deposit accounts. One of these accounts is periodically in excess of federally insured limits.

(continued on next page)

Cash and Cash Equivalents

The Company considers all highly liquid assets with a maturity of less than three months to be cash equivalents.

Reclassifications

Certain amounts have been reclassified in the 2000 financial statements to be comparative with amounts reported in 2001. These reclassifications have no net effect on members' equity or net income for 2000.

Depreciation and amortization

Depreciation and amortization are computed using accelerated and straight-line methods over the following estimated useful lives:

Leasehold improvements	15 years
Computer and office equipment	5 years
Software	3 years

NOTE 2 - RELATED PARTY TRANSACTION

During 2000, the Company paid a total of $22,781 to two of the members as reimbursement for items purchased for the Company in prior years. Equipment items associated with this reimbursement totaling $10,165 have been capitalized, and the remaining reimbursement of $12,616 has been expensed.

Commissions paid to members of the Company totaled $1,618,020 and $1,677,323, respectively, in 2001 and 2000.

NOTE 3 - OPERATING LEASES

The Company leases its office space under monthly operating leases. The Company is required to pay utilities under the terms of the leases. Office lease payments, including utilities, totaled $13,546 and $15,663 in 2001 and 2000, respectively.

The Company leases software under a monthly operating lease. Payments under this lease totaled $9,243 and $10,846 in 2001 and 2000, respectively.

The Company leases computer equipment under a monthly operating lease. The Company made lease payments of $33,316 and $27,209 in 2001 and 2000, respectively.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

(continued on next page)

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company has a defined contribution 401(k) savings plan covering all employees who have completed 1000 hours of service. Under the terms of the plan, employees may contribute 15 percent of their annual salary, up to the maximum allowed by Internal Revenue Service regulations, with a discretionary Company match not to exceed 10 percent of the employee's annual salary. The Company made no matching contributions to the plan in 2001 or 2000.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2001 and 2000, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2001	2000
Net capital ratio	**1.72:1**	1.51:1
Net capital	**$ 141,783**	$ 177,233
Net capital requirement	**$ 50,000**	$ 50,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $50,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer securities transactions introduced by the Company.

(continued on next page)

NOTE 8 - MEMBERS' EQUITY

The Company's Operating Agreement provides for three classes of membership interest: Series A, Series B and Series C. Only Series A members may vote or participate in the management of the Company. Each Series A member has only one vote, regardless of the amount of their capital contribution or the number of units owned. Series C members become Series A members upon the Series C member's execution of all agreements required for the member to clear transactions through the Company as broker/dealer. All classes share in the profits, losses and distributions of the Company according to their respective membership interest. Each member's liability is limited to the amount of their contribution.

A summary of membership interests by class at December 31, 2001 and 2000 is as follows:

	2001	2000
Membership interests		
Series A	**77%**	77%
Series B	**23%**	23%
Series C	**-**	-
	100%	100%

EAGLE ONE INVESTMENTS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL		
Total members' equity from the statement of financial condition	$	213,046
Deductions		
Nonallowable assets:		
Net commissions receivable in excess of liabilities		(13,353)
Receivables from non-customers		(7,692)
Haircuts on securities - money market funds		(1,150)
Equipment		(36,437)
Prepaid expenses and other assets		(12,631)
Net capital	$	141,783
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $50,000	$	50,000
Excess net capital	$	91,783
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	117,345
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	244,376
Ratio of aggregate indebtedness to net capital		1.72:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	141,783
Net year end adjustments		-
	$	141,783



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Members
Eagle One Investments, LLC
Washington, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **Eagle One Investments, LLC** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; recordation of differences required by Rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

406 Main Avenue • Suite 3000 • PO Box 2545 • Fargo, North Dakota 58108-2545 • 701.239.8500 • Fax 701.239.8600
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
January 22, 2002